02015833

HBOS plc

P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

RECEIVED MAR 07 2002

Our Ref:

Your Ref: 82/3240

22nd January, 2002

SUPPL

Dear Sirs,

Bank of Scotland

**Re: Exemption filing pursuant to Rule 12g3-2(b)**

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Company Secretarial Assistant,
Company Secretary's Department.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Enc.

dlw 3/14

RNS Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director Shareholding |
| **Released** | 18:14 22 Jan 2002 |
| **RNS Number** | 3606Q |

RNS Number:3606Q
HBOS PLC
22 January 2002

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

The Company has received notification that 203,008 shares have been released from the Scheme by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 50,755 shares were sold on 21st January 2002 at £8.08 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 1,897,609 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

This information is provided by RNS
The company news service from the London Stock Exchange

END